Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

Q & A With AeroFarms CEO David Rosenberg

ROSENBERG KICKS OFF INDOOR AG-CON 2021 WITH OPENING MORNING KEYNOTE ADDRESS

AeroFarms has been making a lot of headlines of late. In addition to last month’s announcement that it will become a publicly traded company through combination with Spring Valley Aquisition Corp, AeroFarms has broken ground on the world’s largest and most technologically advanced aeroponic indoor vertical farm and  launched a new brand identity.  What’s more, Indoor Ag-Con is excited to announce that AeroFarms CEO David Rosenberg will headline Indoor Ag-Con, as he leads the opening morning keynote address for the 8th annual edition scheduled for October 4-5, 2021 at the Hilton Orlando, Florida.

Ahead of our October 2021 in-person event, Indoor Ag-Con Content Chair Jim Pantaleo had the opportunity to talk with David about his company’s exciting developments and plans for the future.

David, thanks for sitting down with me today. Obviously, the big news at AeroFarms is the recent merger with Spring Valley Acquisition Corp…Can you speak to this exciting new collaboration?

We are thrilled to announce our merger with Spring Valley Acquisition Corp, who shares the same ESG philosophies to make a positive impact on the world, while serving the interests of our shareholders. AeroFarms’ mission is to grow the best plants possible for the betterment of humanity, and we are executing on this by taking agriculture to new heights with the latest in technology, innovation and understanding of plant science.

Our technology empowers our operations – this is how we get closer to where the problems, opportunities and solutions are. We also have the capabilities to innovate fast by turning our crops a typical 26 times per year that allows us to continuously learn and improve yield and quality while simultaneously reducing capital and operating costs. Our business is at an inflection point where we will scale up our proven operational framework and begin our expansion plans in earnest as we have shared with recent farm news for Danville Virginia and Abu Dhabi, UAE.

The other piece of interesting AeroFarms news is the expansion to Danville, VA. Please share how you envision that facility in terms of AeroFarms technology to be deployed. And, what impact do you foresee the operation having not only for AeroFarms but also for the local community?

The science, technology and innovation that underpin our proprietary growing platform allow us to drive superior unit economics and scale up our business to deliver on our mission of growing the best plants possible for the betterment of humanity. Our customers love our leafy greens, which consistently win on quality, flavor, taste and texture. We are excited to break ground on our new farm, expand our retail presence in the region and bring our exceptional, great tasting products to more customers. Danville-Pittsylvania County is the perfect location to introduce our next-generation Model 5 farm that will be able to serve the more than 1,000 food retailers in the region.

Our new farm will deepen our established retailer partnerships even further and make our sustainably grown, pesticide-free and always fresh leafy greens available throughout the Mid-Atlantic region, while also creating high-quality jobs in the area. This new facility represents an inflection point in our growth trajectory as we scale our technology and expand our retail distribution footprint and customer reach.

Speaking of expansion, please tell us how Abu Dhabi is progressing and the great (R&D) work which will come from there once fully operational?

This new cutting-edge R&D facility leverages our agriculture expertise and science-driven roots. We will be conducting leading research in plant science, vertical farming, and automation, accelerating innovation cycles and commercializing a diverse range of products. We will be partnering with major international companies, local universities, and AgTech startups to help solve some of the most pressing agriculture needs of our time, and AeroFarms is proud to play a pivotal role to helping establish the Emirate of Abu Dhabi as a global hub for AgTech innovation

What does David Rosenberg do for fun when he’s not leading one of the world’s most dynamic and innovative indoor vertical farms?

I am proud to serve as a Managing Trustee of New Jersey’s Liberty Science Center and a mentor at Endeavor, to help impact entrepreneurs succeed. In addition, I enjoy SUP paddle boarding and spending time with my family.

AeroFarms has been leading the way for indoor vertical farming and championing transformational innovation for agriculture overall. On a mission to grow the best plants possible for the betterment of humanity, AeroFarms is a Certified B Corp Company with global headquarters in Newark, New Jersey, United States. Named one of the World’s Most Innovative Companies by Fast Company three years in a row and one of TIME’s Best Inventions, AeroFarms patented, award-winning indoor vertical farming technology provides the perfect conditions for healthy plants to thrive, taking agriculture to a new level of precision, food safety, and productivity while using up to 95% less water and no pesticides vs. traditional field farming. Grown for flavor first, AeroFarms enables local production to safely grow flavorful baby greens and microgreens all year round.

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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